**Stodo Technologies LLC**
**Statements of Cash Flows**
**(Unaudited)**

| | Year Ended December 31, 2017 | Year Ended December 31, 2016 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | $ 5,896 | $ 796 |
| | | |
| Changes in operating assets and liabilities: | | |
| Accounts payable and accrued expenses | (8,397) | 7,601 |
| Net cash provided by operating activities | (2,501) | 8,397 |
| | | |
| | | |
| Cash flows from investing activities | - | - |
| Net cash used in investing activities | - | - |
| | | |
| Cash flows from financing activities: | | |
| Net cash provided by financing activities | - | - |
| | | |
| Net cash increase for period | (2,501) | 8,397 |
| | | |
| Cash at beginning of period | 8,397 | |
| | | |
| Cash at end of period | $ 5,896 | $ 8,397 |
| | | |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ - | $ 94 |
| Interest | $ 775 | $ - |